   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 24, 1997


                                                   REGISTRATION NUMBER 333-37123
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 3

                                       TO
                                    FORM S-2

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                              LIFECELL CORPORATION
             (Exact name of registrant as specified in its charter)

                    DELAWARE                                        76-0172936
        (State or other jurisdiction of                (I.R.S. Employer Identification No.)
         incorporation or organization)
                                                                 J. DONALD PAYNE
                                                    VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
                                                               LIFECELL CORPORATION
           3606 RESEARCH FOREST DRIVE                       3606 RESEARCH FOREST DRIVE
           THE WOODLANDS, TEXAS 77381                       THE WOODLANDS, TEXAS 77381
                  281/367-5368                                     281/367-5368
  (Address, including zip code, and telephone        (Name, address, including zip code, and
  number, including area code, of registrant's           telephone number, including area
          principal executive offices)                     code, of agent for service)

                                   Copies to:

                ROBERT E. WILSON                                RODD M. SCHREIBER
          FULBRIGHT & JAWORSKI L.L.P.            SKADDEN, ARPS, SLATE, MEAGHER & FLOM (ILLINOIS)
           1301 MCKINNEY, SUITE 5100                          333 WEST WACKER DRIVE
           HOUSTON, TEXAS 77010-3095                         CHICAGO, ILLINOIS 60606
                  713/651-5151                                     312/407-0700

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(i) of this Form, check the following box. [ ]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the Offering are:


Securities and Exchange Commission Registration Fee.........  $ 12,546
NASD Filing Fee.............................................     4,640
Nasdaq National Market Listing Fee..........................    50,000
Legal Fees and Expenses.....................................   300,000
Accounting Fees and Expenses................................    60,000
Blue Sky Fees and Expenses (including legal fees)...........    50,000
Printing Expenses...........................................   150,000
Transfer Agent and Registrar Fees...........................     1,000
Miscellaneous...............................................    71,814
                                                              --------
          TOTAL.............................................  $700,000
                                                              ========



     None of these expenses will be paid by the Selling Stockholders pursuant to the terms of the agreements under which the shares of Common Stock to be sold hereby are being registered.


ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article X of the Company's By-laws provides for mandatory indemnification to at least the extent specifically allowed by Section 145 of the General Corporation Law of the State of Delaware (the "GCL").

     Pursuant to Section 145 of the GCL, the Company generally has the power to indemnify its current and former directors, officers, employees and agents against expenses and liabilities incurred by them in connection with any suit to which they are, or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner in which they reasonably believed to be, or not opposed to, the best interest of the Company, and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. With respect to suits by or in the right of the Company, however, indemnification is generally limited to attorneys' fees and other expenses and is not available if such person is adjudged to be liable to the Registrant unless the court determines that indemnification is appropriate. The statute expressly provides that the power to indemnify authorized thereby is not exclusive of any rights granted under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Company also has the power to purchase and maintain insurance for such persons.

     The above discussion of the Company's By-laws and Section 145 of the GCL is not intended to be exhaustive and is qualified in its entirety by such document and statute.

     Directors and Officers are insured at the Company's expense, against certain liabilities which might arise out of their employment and which are not subject to indemnification under the By-laws.

     Reference is made to the form of the Underwriting Agreement, filed as
Exhibit 1.1 hereto, which contains provisions for indemnification of the Company, its directors, officers and any controlling persons by the Underwriters against certain liabilities for information furnished by the Underwriters.

ITEM 15. EXHIBITS.

     (a) Exhibits:


          NO.                                    DESCRIPTION
          ---                                    -----------
          1.1            -- Form of Underwriting Agreement.
          3.1*           -- Restated Certificate of Incorporation, as amended.
          3.2            -- Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1996).
          4.1            -- Specimen Common Stock Certificate (incorporated by
                            reference to Exhibit 4.2 to Amendment No. 2 to the
                            Company's Registration Statement on Form S-1,
                            Registration No. 33-44969, filed with the Commission on
                            February 10, 1992).
          4.2            -- See Exhibits numbered 3.1 and 3.2 for provisions of the
                            Restated Certificate of Incorporation and Amended and
                            Restated By-laws of LifeCell defining the rights of the
                            holders of Common Stock.
          5.1*           -- Opinion of Fulbright & Jaworski L.L.P.
         10.1            -- LifeCell Corporation Second Amended and Restated 1992
                            Stock Option Plan, as amended (incorporated by reference
                            to Exhibit 10.1 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1997, filed with the
                            Commission on August 12, 1997).
         10.4            -- LifeCell Corporation Second Amended and Restated 1993
                            Non-Employee Director Stock Option Plan, as amended
                            (incorporated by reference to Exhibit 10.4 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1996, filed with the Commission on
                            March 31, 1997).
         10.5            -- Form of Confidentiality/Non-Compete Agreement
                            (incorporated by reference to Exhibit 10.28 to the
                            Company's Registration Statement on Form S-1,
                            Registration No. 33-44969, filed with the Commission on
                            January 9, 1992).
         10.6            -- Exclusive License Agreement dated June 6, 1986, between the Registrant and The Board of Regents of The University
                            of Texas System (incorporated by reference to Exhibit
                            10.29 to the Company's Registration Statement on Form
                            S-1, Registration No. 33-44969, filed with the Commission
                            on January 9, 1992).
         10.7            -- Amended and Restated Registration Rights Agreement dated
                            February 26, 1992, by and between the Registration and
                            the stockholders named therein (incorporated by reference
                            to Exhibit 10.40 to Amendment No. 3 to the Company's
                            Registration Statement on Form S-1, Registration No.
                            33-44969, filed with the Commission on February 27,
                            1992).
         10.8            -- Underwriter's Warrant Agreement dated March 6, 1992,
                            between the Registrant and Robert Todd Financial
                            Corporation, and First Amendment to Underwriter's Warrant
                            Agreement dated January 26, 1993, between the Registrant
                            and Robert Todd Financial Corporation (incorporated by
                            reference to Exhibit 10.18 to the Registrant's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1992).

          NO.                                    DESCRIPTION
          ---                                    -----------
         10.9            -- Lease Agreement dated December 10, 1986, between the
                            Registrant and The Woodlands Corporation, Modification
                            and Ratification of Lease Agreement dated April 11, 1988,
                            between the Registration and The Woodlands Corporation
                            Modification and Ratification of Lease dated August 1,
                            1992, between the Company and The Woodlands Corporation
                            and Modification, Extension and Ratification of Lease
                            dated March 5, 1993, between the Registrant and The
                            Woodlands Corporation, and Modification and Ratification
                            of Lease Agreement dated December 21, 1995, between the
                            Company and The Woodlands Office Equities -- '95 Limited
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Quarterly Report on Form 10-Q for the period
                            ended March 31, 1996).
         10.10           -- Lease Agreement dated September 1, 1988, between the
                            Registrant and The Woodlands Corporation, and
                            Modification of Lease Agreement dated March 5, 1993,
                            between the Registrant and The Woodlands Corporation
                            (incorporated by reference to Exhibit 10.22 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1992).
         10.11           -- Stock Purchase Warrant dated January 26, 1993, issued to
                            Strategem of Alabama, Inc. (incorporated by reference to
                            Exhibit 10.25 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1992).
         10.12           -- License and Development Agreement dated March 3, 1994,
                            between the Registrant and Medtronic, Inc. (incorporated
                            by reference to Exhibit 10.1 to the Company's Current
                            Report on Form 8-K dated March 3, 1994).
         10.13           -- Investment Agreement dated March 3, 1994, between the
                            Registrant and Medtronic, Inc. (incorporated by reference
                            to Exhibit 10.2 to Company's Current Report on Form 8-K
                            dated March 3, 1994).
         10.14           -- Lease Agreement between LifeCell Corporation and Unichem, dated August 1, 1994 (incorporated by reference to
                            Exhibit 10.3 to the Company's Quarterly Report on Form
                            10-Q for the period ended September 30, 1994).
         10.15           -- Securities Purchase Agreement dated November 18, 1996,
                            between LifeCell Corporation and the Investors named
                            therein (incorporated by reference to Exhibit 10.15 to
                            the Company's Annual Report on Form 10-K for the fiscal
                            year ended December 31, 1996).
         10.16           -- Voting Agreement dated November 18, 1996, among LifeCell
                            Corporation and certain stockholders named therein
                            (incorporated by reference to Exhibit 10.15 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1996).
         10.17           -- Registration Rights Agreement dated November 18, 1996,
                            between LifeCell Corporation and certain stockholders
                            named therein (incorporated by reference to Exhibit 10.15
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 1996).
         10.18           -- Form of Stock Purchase Warrant dated November 18, 1996, issued to each of the warrant holders named on Schedule
                            10.19 attached thereto (incorporated by reference to
                            Exhibit 10.15 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1996).
         10.19           -- Stock Purchase Warrant dated November 18, 1996, issued to
                            Gruntal & Co., Incorporated (incorporated by reference to
                            Exhibit 10.19 to Amendment No. 1 to the Company's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1996 on Form 10-K/A).

          NO.                                    DESCRIPTION
          ---                                    -----------
         10.20*          -- Agreement dated July 1, 1997, between LifeCell
                            Corporation and Paul M. Frison.
         10.21*          -- Agreement dated July 1, 1997, between LifeCell
                            Corporation and Stephen A. Livesey.
         23.1*           -- Consent of Arthur Andersen LLP.
         23.2*           -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
         23.3*           -- Consent of Arnold, White & Durkee.
         24.1            -- Powers of Attorney from certain members of the Board of
                            Directors of the Company (contained on page II-5).


---------------

*  Previously filed.


     As permitted by Item 601(b)(4) of Regulation S-K, the Company has not filed with this Registration Statement certain instruments defining the rights of holders of long-term debt of the Company, if any, because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. The Company agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.


ITEM 16. UNDERTAKINGS.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     The undersigned Company hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as a part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be a part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, LifeCell Corporation has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment No. 3 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of The Woodlands, State of Texas, on November 24, 1997.


                                            LifeCell Corporation

                                            By:     /s/ PAUL M. FRISON
                                              ----------------------------------
                                                        Paul M. Frison
                                               Chairman of the Board, President
                                                 and Chief Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 3 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                   TITLE                       DATE
                      ---------                                   -----                       ----

                 /s/ PAUL M. FRISON                    Chairman of the Board,              November 24, 1997
-----------------------------------------------------    President and Chief
                   Paul M. Frison                        Executive Officer
                                                         (Principal Executive
                                                         Officer)

                 /s/ J. DONALD PAYNE                   Vice President, Chief               November 24, 1997
-----------------------------------------------------    Financial Officer and
                   J. Donald Payne                       Secretary (Principal
                                                         Financial and Accounting
                                                         Officer)

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                   Michael E. Cahr

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                   James G. Foster

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                   Lori G. Koffman

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                 Stephen A. Livesey

                                                       Director                                       , 1997
-----------------------------------------------------
                  K. Flynn McDonald

                          *                            Director                            November 24, 1997
-----------------------------------------------------
                  David A. Thompson

              *By: /s/ J. DONALD PAYNE
  ------------------------------------------------
          J. Donald Payne, Attorney-in-Fact
          for each of the persons indicated

                                 EXHIBIT INDEX


          NO.                                    DESCRIPTION
          ---                                    -----------
          1.1            -- Form of Underwriting Agreement.
          3.1*           -- Restated Certificate of Incorporation, as amended.
          3.2            -- Amended and Restated By-laws (incorporated by reference to Exhibit 3.2 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1996).
          4.1            -- Specimen Common Stock Certificate (incorporated by
                            reference to Exhibit 4.2 to Amendment No. 2 to the
                            Company's Registration Statement on Form S-1,
                            Registration No. 33-44969, filed with the Commission on
                            February 10, 1992).
          4.2            -- See Exhibits numbered 3.1 and 3.2 for provisions of the
                            Restated Certificate of Incorporation and Amended and
                            Restated By-laws of LifeCell defining the rights of the
                            holders of Common Stock.
          5.1*           -- Opinion of Fulbright & Jaworski L.L.P.
         10.1            -- LifeCell Corporation Second Amended and Restated 1992
                            Stock Option Plan, as amended (incorporated by reference
                            to Exhibit 10.1 to the Company's Quarterly Report on Form
                            10-Q for the period ended June 30, 1997, filed with the
                            Commission on August 12, 1997).
         10.4            -- LifeCell Corporation Second Amended and Restated 1993
                            Non-Employee Director Stock Option Plan, as amended
                            (incorporated by reference to Exhibit 10.4 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1996, filed with the Commission on
                            March 31, 1997).
         10.5            -- Form of Confidentiality/Non-Compete Agreement
                            (incorporated by reference to Exhibit 10.28 to the
                            Company's Registration Statement on Form S-1,
                            Registration No. 33-44969, filed with the Commission on
                            January 9, 1992).
         10.6            -- Exclusive License Agreement dated June 6, 1986, between the Registrant and The Board of Regents of The University
                            of Texas System (incorporated by reference to Exhibit
                            10.29 to the Company's Registration Statement on Form
                            S-1, Registration No. 33-44969, filed with the Commission
                            on January 9, 1992).
         10.7            -- Amended and Restated Registration Rights Agreement dated
                            February 26, 1992, by and between the Registration and
                            the stockholders named therein (incorporated by reference
                            to Exhibit 10.40 to Amendment No. 3 to the Company's
                            Registration Statement on Form S-1, Registration No.
                            33-44969, filed with the Commission on February 27,
                            1992).
         10.8            -- Underwriter's Warrant Agreement dated March 6, 1992,
                            between the Registrant and Robert Todd Financial
                            Corporation, and First Amendment to Underwriter's Warrant
                            Agreement dated January 26, 1993, between the Registrant
                            and Robert Todd Financial Corporation (incorporated by
                            reference to Exhibit 10.18 to the Registrant's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1992).
         10.9            -- Lease Agreement dated December 10, 1986, between the
                            Registrant and The Woodlands Corporation, Modification
                            and Ratification of Lease Agreement dated April 11, 1988,
                            between the Registration and The Woodlands Corporation
                            Modification and Ratification of Lease dated August 1,
                            1992, between the Company and The Woodlands Corporation
                            and Modification, Extension and Ratification of Lease
                            dated March 5, 1993, between the Registrant and The
                            Woodlands Corporation, and Modification and Ratification
                            of Lease Agreement dated December 21, 1995, between the
                            Company and The Woodlands Office Equities -- '95 Limited
                            (incorporated by reference to Exhibit 10.1 to the
                            Company's Quarterly Report on Form 10-Q for the period
                            ended March 31, 1996).

          NO.                                    DESCRIPTION
          ---                                    -----------
         10.10           -- Lease Agreement dated September 1, 1988, between the
                            Registrant and The Woodlands Corporation, and
                            Modification of Lease Agreement dated March 5, 1993,
                            between the Registrant and The Woodlands Corporation
                            (incorporated by reference to Exhibit 10.22 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1992).
         10.11           -- Stock Purchase Warrant dated January 26, 1993, issued to
                            Strategem of Alabama, Inc. (incorporated by reference to
                            Exhibit 10.25 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1992).
         10.12           -- License and Development Agreement dated March 3, 1994,
                            between the Registrant and Medtronic, Inc. (incorporated
                            by reference to Exhibit 10.1 to the Company's Current
                            Report on Form 8-K dated March 3, 1994).
         10.13           -- Investment Agreement dated March 3, 1994, between the
                            Registrant and Medtronic, Inc. (incorporated by reference
                            to Exhibit 10.2 to Company's Current Report on Form 8-K
                            dated March 3, 1994).
         10.14           -- Lease Agreement between LifeCell Corporation and Unichem, dated August 1, 1994 (incorporated by reference to
                            Exhibit 10.3 to the Company's Quarterly Report on Form
                            10-Q for the period ended September 30, 1994).
         10.15           -- Securities Purchase Agreement dated November 18, 1996,
                            between LifeCell Corporation and the Investors named
                            therein (incorporated by reference to Exhibit 10.15 to
                            the Company's Annual Report on Form 10-K for the fiscal
                            year ended December 31, 1996).
         10.16           -- Voting Agreement dated November 18, 1996, among LifeCell
                            Corporation and certain stockholders named therein
                            (incorporated by reference to Exhibit 10.15 to the
                            Company's Annual Report on Form 10-K for the fiscal year
                            ended December 31, 1996).
         10.17           -- Registration Rights Agreement dated November 18, 1996,
                            between LifeCell Corporation and certain stockholders
                            named therein (incorporated by reference to Exhibit 10.15
                            to the Company's Annual Report on Form 10-K for the
                            fiscal year ended December 31, 1996).
         10.18           -- Form of Stock Purchase Warrant dated November 18, 1996, issued to each of the warrant holders named on Schedule
                            10.19 attached thereto (incorporated by reference to
                            Exhibit 10.15 to the Company's Annual Report on Form 10-K
                            for the fiscal year ended December 31, 1996).
         10.19           -- Stock Purchase Warrant dated November 18, 1996, issued to
                            Gruntal & Co., Incorporated (incorporated by reference to
                            Exhibit 10.19 to Amendment No. 1 to the Company's Annual
                            Report on Form 10-K for the fiscal year ended December
                            31, 1996 on Form 10-K/A).
         10.20*          -- Agreement dated July 1, 1997, between LifeCell
                            Corporation and Paul M. Frison.
         10.21*          -- Agreement dated July 1, 1997, between LifeCell
                            Corporation and Stephen A. Livesey.
         23.1*           -- Consent of Arthur Andersen LLP.
         23.2*           -- Consent of Fulbright & Jaworski L.L.P. (included in
                            Exhibit 5.1).
         23.3*           -- Consent of Arnold, White & Durkee.
         24.1            -- Powers of Attorney from certain members of the Board of
                            Directors of the Company (contained on page II-5).


---------------


*  Previously filed.